EN POINTE TECHNOLOGIES, INC.
18701 S. Figueroa Street
Gardena, CA 90248-4506
July 7, 2009
VIA FEDERAL EXPRESS
Patrick Gilmore
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Form 10-K/A for the Fiscal Year Ended September 30, 2008
Filed May 14, 2009
File No. 000-28052

Form 10-Q/A for the Fiscal Quarter Ended December 31, 2008
Filed May 14, 2009
 File No. 000-28052

Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filed May 15, 2009
File No. 000-28052
Dear Mr. Gilmore:
     Attached are the detailed responses of En Pointe Technologies, Inc. to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) relating to the above-referenced filings with the Commission. The Staff’s comments are contained in its letter to Marc G. Alcser of Stradling Yocca Carlson & Rauth dated July 1, 2009 as well as telephone conversations with us subsequent to the Staff’s prior comment letter dated May 27, 2009.
     In connection with our responses, we also acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosures in our filings;

•	Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or would like to discuss our responses with us, please do not hesitate to call me at (310) 337-5200.

Sincerely,
/s/ ROBERT A. MERCER
Robert A. Mercer
Senior Vice President of Finance and Taxation

WRITTEN RESPONSES TO STAFF COMMENTS
     En Pointe Technologies, Inc., a Delaware corporation (the “Company”), in connection with the filing of its (i) Amendment No. 2 to Form 10-Q for the quarterly period ended December 31, 2008, (ii) Amendment No. 1 to Form 10-Q for the quarterly period ended March 31, 2009, and (iii) Current Report on Form 8-K, hereby responds to the comments of the Staff of the SEC (the “Staff”) made by letter dated July 1, 2009 to Marc G. Alcser of Stradling Yocca Carlson & Rauth, as well as comments raised by the Staff in telephone conversations with the Company subsequent to the Staff’s prior comment letter dated May 27, 2009. For your ease of reference, the Company will forward copies of Amendment No. 2 to Form 10-Q for the quarterly period ended December 31, 2008 and Amendment No. 1 to Form 10-Q for the quarterly period ended March 31, 2009 when filed with the SEC and marked to show changes against the corresponding prior filings with the SEC.
Staff Telephonic Comments
1.	Please describe the accounting treatment used for the 745,000 ADSL shares received by the Company’s wholly-owned subsidiary, En Pointe Technologies Sales, Inc., in connection with the sale of its information technology services business in July 2008.
     Response 1. The Company supplementally responds that En Pointe Technologies Sales, Inc. (“Sales”), a wholly-owned subsidiary of the Company, sold an 80.5% interest in its services business to Allied Digital Services Limited (“ADSL”) during the fiscal year ended September 30, 2008. Part of the consideration paid by ADSL through an escrow consisted of equity securities of ADSL that are traded on the Bombay Stock Exchange. The number of ADSL shares to be issued to Sales was fixed at 745,000, subject to a contingency based on the revenue of the services business during the 12 months ended June 30, 2009. Should the services business have failed to achieve at least $27.4 million in sales during the 12 months ended June 30, 2009, the number of ADSL shares that Sales would receive would be reduced based on the provisions of the purchase agreement (at a rate of 43,442 shares for every $1.0 million shortfall in revenue). At September 30, 2008, the ADSL shares had not been delivered to escrow. As such, Sales did not have legal title to the ADSL shares at September 30, 2008 since such shares had not been issued to Sales. However, Sales did have the right to receive such shares at September 30, 2008, which was described as a “receivable from escrow” in the financial statements covering such period.
     In accounting for the ADSL shares, management considered the guidance included in Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”).
     According to Paragraph 6 of SFAS 133, a derivative instrument is a financial instrument or other contract with all three of the following characteristics:
•	It has (i) one or more underlyings and (ii) one or more notional amounts or payment provisions or both. Those terms determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required.
•	It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

•	Its terms require or permit net settlement, it can readily be settled net by a means outside the contract, or it provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.
     The receivable, or contract, for the ADSL shares had three underlyings, market quotation on the Bombay Stock Exchange, conversion of Indian Rupees to U.S. Dollars, and shares of stock to be issued. The notational amount was the 745,000 ADSL shares due to be placed escrow. There was no initial net investment required for the contract. Under the terms of the purchase agreement, 745,000 ADSL shares were to be issued to Sales and delivered into escrow or, failing approval of the issuance of the stock by the Indian regulatory authorities, the payment of $13.3 million in cash. Alternatively, delivery of the stock would put Sales in a position not substantially different from net settlement in that there is a ready market for the stock. Also, offsetting transactions are available that would effectively permit net settlement by locking in the value of the ADSL shares. The Bombay Stock Exchange offers an assortment of index futures, including indexed tech futures and individual options on 109 stocks that are available for creating an effective hedge against the long position of the ADSL shares.
     Paragraph 10 of SFAS 133 provides for certain types of contracts that are not within the scope of SFAS 133. Paragraph 10(e) describes “[c]ertain contracts that are not traded on an exchange”, which is the only exclusion for which the above noted contract may fall under. According to Paragraph 10(e), contracts that are not exchanged-traded are not subject to the requirements of SFAS 133 if the underlying on which the settlement is based is one of the following:
•	A climatic or geological variable or other physical variable,
•	The price or value of (i) a nonfinancial asset of one of the parties to the contract provided that the asset is not readily convertible to cash or (ii) a nonfinancial liability of one of the parties to the contract provided that the liability does not require delivery of an asset that is readily convertible to cash, or
•	Specified volumes of sales or service revenues of one of the parties to the contract.
     The host contract, the escrow receivable, is not traded on an exchange. The settlement is not based on a physical variable or a nonfinancial asset that is not readily convertible to cash, which excludes bullet points one and two above. As to the third bullet point above, while the number of ADSL shares to be delivered to Sales was based on specified service revenues of the business following the closing of the transaction, Paragraph 10(e) of SFAS 133 states that if a contract has more than one underlying, the application of SFAS 133 shall depend on its predominant characteristics. In this case, the pricing of the ADSL shares is considered to be the predominant characteristic since the change in the valuation of the shares at the time of settlement will be more correlated to the change in the pricing than it will be to any forecasted reduction in shares from failure to meet a revenue threshold that was purposely set at a target that was considerably less than normal operating expectations. The strong correlation of the pricing of the ADSL shares to the net settlement was evident at September 30, 2008 when the valuation of the ADSL shares had been reduced to $7.9 million from the original valuation that was agreed upon at the time the sale was consummated. Therefore, it is management’s opinion that the financial instrument should be accounted for as a stand-alone derivative under SFAS 133 at September 30, 2008.

     The July 9, 2008 contract for the sale of the services business contained the right (an account receivable) to marketable securities traded in a foreign market with a contingency attached. The right, or the equity host contract, contained an embedded compound derivative which was required to be separated from the host contract under SFAS 133 because it met all three of the following criteria:
•	The risk and economic characteristics of the derivative was not clearly and closely related to the host contract. The host contract, excluding the embedded derivative, was an account receivable set initially at $14.0 million whereas the derivative permitted a settlement to be reached with the possibility that the seller would not recover substantially all of the initial $29 million market value of the services business.
•	The hybrid instrument was not required to be measured at fair value under GAAP with changes reported in earnings.
•	A separate instrument with the same terms as the embedded derivative would have been accounted for as a derivative instrument. That is, the right to acquire 745,000 shares of ADSL stock indexed to the Bombay Stock Exchange and subject to currency conversion and contingent upon reaching a given sales level would have been considered a derivative as a separate financial instrument.
     The Company determined the nature of the host contract based on the stated or implied substantive terms of the hybrid instrument based on DIG Issue B-19. Those characteristics were identified to include an alternative cash earnout option of $13.3 million that was dependent on Indian regulatory authorities, a forward contract for ADSL shares, a forward contract for rupees and a minimum revenue guarantee. The measurement date for the valuation of the derivative was July 9, 2008 since that was the date of the signing of the sales agreement as well as the date that deconsolidation under GAAP was required. In determining the fair value of the host contract under DIG Issue B-20, the $14 million market value on July 9, 2008 was used. The account receivable was thus valued initially at $14 million with no value assigned to the three underlyings of the derivative, the index value of the stock, the exchange value from Indian rupees to dollars, nor to the de minimus exposure to the sales contingency. The sales contingency was considered de minimus because of the consistency of the sales from the past before the ADSL transaction of approximately $10 million a quarter and the continuing consistency of the sales after the ADSL transaction which for the two quarters ended December 31, 2008 was approximately $20 million. In addition, the continuing nature of the contracts with major customers and their long-term association with the Company were factors that indicated the $30 million target was much more probable of being met than not.
     At the end of the fiscal year, September 30, 2008, the host contract and derivative was revalued and it was determined to have a net value of $8 million after consideration for the restriction, present value and fair valuing of the contingency. The decline in valuation of $6 million is assigned to the derivative liability and the receivable, host contract, continues to be valued at $14 million.
     Once the derivative was separated from the host contract, under the prescribed accounting for derivatives, the instrument was required to be recorded at fair value, and the change in fair value from the date of transaction to the reporting date (July 9 through September 30, 2008) was presented as part of earnings. The financial statements, as filed at September 30, 2008, presented the escrow receivable at the fair value of the underlying ADSL shares and the change in value of the ADSL shares were netted against the gain on sale of assets, included in other income. The net fair value of the derivative under SFAS 133 accounting was substantially the same as what was actually reported on the balance sheet at September 30, 2008 except for the separation of the escrow receivable and derivative liability and the change in value, although not presented on a separate line item, was an inherent part of net income reported for the fiscal year. This included the fair value pricing of the guarantee to the extent that it was considered a probability. The results of the fair valuation of the derivative that took into consideration a reduction for pricing, restriction, the contingency, were not significantly different from those originally reported in the consolidated financial statements for the year ended September 30, 2008. Consequently, management believes that the financial statements as issued for the fiscal year ended September 30, 2008 present fairly the consolidated financial position of the Company and the results of its operations for such periods. There was no effect on the cash flows.
     Upon receiving the ADSL shares in escrow on November 25, 2008, which shares were issued in Sales’ name, management considered that title had passed to Sales at that time and the derivative status was terminated except for the continuing valuation of the sales contingency. Immediately prior to that date on November 24, 2008, the derivative should have been revalued on a mark-to-market basis and the loss of approximately $5.2 million recognized as a net change in derivative valuation that will reduce previously reported earnings. Correspondingly, the change in valuation of the stock held in the name of Sales, from November 25 through December 31, 2008, which was an increase of approximately $1.5 million and falls under FAS 115, should have been reflected as an increase in other comprehensive income. FAS 115 appears appropriate in that the ADSL shares were classified as available-for-sale and traded on the Bombay Stock Exchange whereby the fair value was readily determinable and the Exchange was of a breadth and scope comparable to one of the U.S. markets. The valuation of the sales contingency continued to be fair valued under SFAS 133 but was a non-factor in valuation for both the December 2008 and March 2009 quarters because of the remoteness of possibility of failing to achieve the minimum $30 million of sales, as explained above. FIN 45 was considered but did not apply.
2.	Please describe the tax effect on the revaluation of the derivative on September 30, 2008 and November 24, 2008, respectively.
     Response 2. The Company supplementally advises the Staff that there was no tax effect to the revaluation of the derivative on November 24, 2008 because any deferred tax asset that would be set up to recognize the loss in value of the derivative would be offset in whole by a like amount of valuation allowance. That is, the Company has no available past taxable income for purposes of net operating loss carrybacks and no foreseeable future taxable income that would justify recognizing a tax benefit. The same condition was true at September 30, 2008.
Staff Comment Letter Dated July 1, 2009
Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
4. Other Income — Gain on Sale of Service Business, page F-15
3.	In your response to prior comment 4, you indicated that at September 30, 2008, in addition to the $2 million note receivable you held from ADSL, you had the right to receive either 745,000 ADSL shares, which are denominated in rupees, or $13.3 million in cash as part of the sale transaction. In addition, you issued a minimum revenue guarantee to ADSL that required you to pay contingent damages in the ratio of 30:29 for each dollar short-fall in revenue. It appears from these facts and circumstances you held a host contract with a compound embedded derivative, which included a forward contract for ADSL shares, a forward contract for rupees, and a minimum revenue guarantee. As such, please tell us the following:
•	Confirm that the choice of method to settle the right to receive shares or cash is at the option of ADSL.

•	Tell us how you determined the nature of the host contract pursuant to DIG Issue B19.

•	Clarify for us the measurement date you believe should be applied for the purposes of the initial valuation of the host contract and compound embedded derivative.

•	Explain how you determined the fair value of the host contract and the embedded derivative pursuant to DIG Issue B20 at the measurement date as well as at subsequent dates including September 30, 2008, November 25, 2008, December 31, 2008 and March 30, 2009. Your explanation should also explain in reasonable detail the assumptions used in determining fair value at each date including, but not limited to, the assumed probability the minimum revenue guarantee would be triggered.

•	Tell us how the application of the above impacts your previously issued financial statements, whether you intend to restate your previously issued financial statements, and the disclosures you intend to make to resolve these issues. If you determine that any of your previously issued financial statements should be restated, please tell us how you considered filing an Item 4.02 Form 8-K.
     Response 3. The Company supplementally confirms that the option for the Company to receive shares or cash was at the option of ADSL.
     The Company determined the nature of the equity host contract based on the stated or implied substantive terms of the hybrid instrument based on DIG Issue B-19. Those terms were identified to include an alternative cash earnout option of $13.3 million, a forward contract for ADSL shares, a forward contract for rupees and a minimum revenue guarantee.
     The measurement date for the valuation of the derivative was considered to be July 9, 2008 since that was the date of the signing of the sales agreement as well as the date that deconsolidation under GAAP was required.
     In determining the value of the host contract and imbedded derivative under DIG Issue B-20, the premium value of $14 million, or $18.79 a share (the fair value on July 9, 2008) was selected. The host contract was thus valued initially at $14 million with no value assigned to the three underlyings of the derivative, a forward contract for ADSL shares, a forward contract for rupees and a minimum revenue guarantee. At the end of the fiscal year, September 30, 2008, the derivative was revalued and it was determined to have a negative value of $6 million after consideration for the ADSL market fluctuation, currency translation, restriction, present value and fair valuing of the de minimus revenue contingency. The predominant factor in the decline in value of $6 million was the reduction in the trading price of the ADSL stock. The receivable, or host contract, continued to be carried at $14 million at September 30, 2008. Before title passed on November 24, 2008, the derivative was revalued using the same factors as at fiscal year end. For the December 2008 quarter, the stock, now in the name of Sales, was fair valued under FAS 115 after consideration for ADSL market fluctuation, currency translation, and the restriction. Under SFAS 133, the revenue contingency continued to be fair valued at a de minimus amount. For the March 2009 quarter, the same valuation techniques described for the December 2008 quarter were used.
     The financial statements, as filed, at September 30, 2008 presented the escrow receivable at the fair value of the underlying ADSL shares and the change in value of the ADSL shares were netted against the gain on sale of assets, included in other income. The fair value of the derivative under SFAS 133 accounting was substantially the same as what was actually reported on the balance sheet at September 30, 2008 except for the separation of the escrow receivable and the derivative liability and the change in value, although not presented on a separate line item, was an inherent part of net income reported for the fiscal year. The net carrying amount of the host contract and the fair value of the derivative were not significantly different from the escrow receivable originally reported in the consolidated financial statements for the fiscal year ended September 30, 2008. Consequently, management believes that the financial statements as issued for the fiscal year ended September 30, 2008 present fairly the consolidated financial position of the Company and the results of its operations for such periods. There was no effect on the cash flows during such period.
     For the December 2008 quarter, the Company proposes to revise the footnotes to the financial statements to include an explanation of the restatement in substantially the following form. The Company also proposes to make conforming changes to the MD&A section and selected tables in the Form 10-Q.
     Restatement
     We determined that our financial statements as of December 31, 2008 and for the quarter then ended required restatement to present a decrease of $5.2 million in valuation of the 745,000 shares of Allied Digital Services, Ltd., or ADSL, stock as part of Net Loss instead of as part of Other Comprehensive Loss as previously reported. The ADSL stock was acquired in conjunction with the sale of the services business on July 9, 2008.
     The value of the ADSL stock decreased by $5.2 million from September 30, 2008 through November 24, 2008, and increased by $1.5 million from November 24, 2008 through December 31, 2008, for a net decrease of $3.7 million. Previously, we had reported the net decrease of $3.7 million as part of Other Comprehensive Loss. The effect of this restatement is to increase the Net Loss by $5.2 million and reduce the Other Comprehensive Loss by the same amount. The total assets, the total stockholders’ equity and the total comprehensive loss do not change as a result of this restatement.
     The restatement was deemed necessary relating to derivative accounting and is in reference to the escrow receivable held at September 30, 2008 which was considered to be a derivative that is accounted for using mark-to-market accounting (as was done at September 30, 2008). The mark-to-market adjustment of $5.2 million was necessary because on November 25, 2008 the 745,000 shares of ADSL stock were received in the name of En

Pointe Technologies Sales, Inc. and with title passing to En Pointe Technologies Sales, Inc., the ADSL stock was no longer considered subject to derivative accounting. As a result, a final recognition of the change in value of the derivative at that date was required to be reported in earnings, and future changes in value of the ADSL stock will be reported as Other Comprehensive Income under FAS 115.
     The following table reconciles the Company’s December 31, 2008 consolidated financial statements as previously reported to the restated amounts.
Consolidated Balance Sheet
(In Thousands)

	December 31, 2008
	As Originally		As
	Reported	Adjustment	Restated
ASSETS:
Current assets:
Cash	$9,677	$—	$9,677
Restricted cash	10	—	10
Short term cash investment	0	—	0
Accounts receivable, net	35,568	—	35,568
Inventories, net	6,805	—	6,805
Prepaid expenses and other current assets	1,570		1,570

Total current assets	53,630	—	53,630
Property and equipment, net	4,289	—	4,289
Due from affiliate	3,936	—	3,936
Equitable securities held in escrow	4,232	—	4,232
Other	5,647	—	5,647

Total assets	$71,734	$—	$71,734

LIABILITIES AND STOCKHOLDERS’ EQUITY:
Current liabilities:
Accounts payable, trade	$22,230	$—	$22,230
Borrowings under line of credit	9,069	—	9,069
Short-term borrowings and current maturities of long-term debt	222	—	222
Accrued liabilities	10,820	—	10,820
Accrued taxes and other liabilities	5,462	—	5,462

Total current liabilities	47,803	—	47,803
Long term liabilities	428	—	428

Total liabilities	48,231	—	48,231

Non-controlling interest	1,943	—	1,943

Stockholders’ equity:
Common stock	7	—	7
Additional paid-in capital	43,643	—	43,643
Treasury stock	(1)	—	(1)
Accumulated other comprehensive income	(4,388)	5,230	842
Accumulated deficit	(17,701)	(5,230)	(22,931)

Total stockholders’ equity	21,560	0	21,560

Total liabilities and stockholders’ equity	$71,734	$0	$71,734

Consolidated Statements of Operations and Comprehensive Income
(In Thousands, Except Per Share Amounts)

	Quarter Ended December 31, 2008
	As Originally		As
	Reported	Adjustment	Restated
Operating loss	$(471)	$—	$(471)

Interest income, net	20	—	20
Loss in valuation of derivative	—	(5,230)	(5,230)
Other income, net	(29)	—	(29)

Loss before income taxes and non-controlling interest	(480)	—	(5,710)
Income tax (benefit) provision	(26)		(26)

Loss before other items	(454)	—	(5,684)
Loss from equity investment	43	—	43
Non-controlling interest	19	—	19

Net loss	(392)	—	(5,622)
Other comprehensive income
Foreign currency translation adjustment	10	—	10
Valuation adjustment for equity position	(3,739)	5,230	1,491

Comprehensive loss	$(4,121)	$5,230	$(4,121)

Net income per share:
Basic	$(0.05)	$—	$(0.78)

Diluted	$(0.05)	$—	$(0.78)

Weighted average shares outstanding:
Basic	7,182	—	7,182

Diluted	7,182	—	7,182

Consolidated Statements of Cash Flows
(In Thousands)

	Quarter Ended December 31, 2008
	As Originally		As
	Reported	Adjustment	Restated
Cash flows from operating activities:
Net loss	$(392)	$(5,230)	$(5,622)
Adjustments to reconcile net income to net cash used by operations:
Depreciation and amortization	513	—	513
Allowances (recovery) for doubtful accounts, returns and inventory	(702)	—	(702)
Loss in valuation of derivative	—	5,230	5,230
Loss on disposal of assets	65	—	65
Allocated income in equity investment	(43)	—	(43)
Allocation of loss (income) to noncontrolling interest	(19)	—	(19)
Net change in operating assets and liabilities	6,095	—	6,095

Net cash provided by operating activities	$5,517	$—	$5,517

     For the March 2009 quarter, the Company proposes to revise the footnotes to the financial statements to include an explanation of the restatement in substantially the following form. The Company also proposes to make conforming changes to the MD&A section and selected tables in the Form 10-Q.
     Restatement
     We determined that our financial statements as of March 31, 2009 and for the six months then ended required restatement to reflect certain restatements that were made in the December 31, 2008 quarter and which carry over to the March 2009 quarter’s six month results. The prior quarter restatement was to present a decrease of $5.2 million in valuation of the 745,000 shares of Allied Digital Services, Ltd., or ADSL, stock as part of Net

Loss instead of as part of Other Comprehensive Loss as previously reported. The ADSL stock was acquired in conjunction with the sale of the services business on July 9, 2008.
     The value of the ADSL stock decreased by $5.2 million from September 30, 2008 through November 24, 2008, and increased by $1.5 million from November 24, 2008 through December 31, 2008, for a net decrease of $3.7 million. Previously, we had reported the net decrease of $3.7 million as part of Other Comprehensive Loss for the quarter ended December 31, 2008. The effect of this restatement is to increase the Net Loss by $5.2 million and reduce the Other Comprehensive Loss by the same amount. The total assets, the total stockholders’ equity and the total comprehensive loss do not change as a result of this restatement.
     The restatement was deemed necessary relating to derivative accounting and is in reference to the escrow receivable held at September 30, 2008 which was considered to be a derivative that is accounted for using mark-to-market accounting (as was done at September 30, 2008). The mark-to-market adjustment of $5.2 million was necessary because on November 25, 2008 the 745,000 shares of ADSL stock were received in the name of En Pointe Technologies Sales, Inc. and with title passing to En Pointe Technologies Sales, Inc., the ADSL stock was no longer considered subject to derivative accounting. As a result, a final recognition of the change in value of the derivative at that date was required to be reported in earnings, and future changes in value of the ADSL stock will be reported as Other Comprehensive Income under FAS 115. The following table reconciles the Company’s March 31, 2009 consolidated financial statements as previously reported to the restated amounts.

Consolidated Balance Sheet
(In Thousands)

	March 31, 2009
	As Originally		As
	Reported	Adjustment	Restated
ASSETS:
Current assets:
Cash	$8,163	$—	$8,163
Restricted cash	10	—	10
Accounts receivable, net	34,115	—	34,115
Inventories, net	7,462	—	7,462
Prepaid expenses and other current assets	1,214		1,214

Total current assets	50,964	—	50,964
Property and equipment, net	4,113	—	4,113
Due from affiliate	4,290	—	4,290
Equitable securities held in escrow	2,584	—	2,584
Other	5,766	—	5,766

Total assets	$67,717	$—	$67,717

LIABILITIES AND STOCKHOLDERS’ EQUITY:
Current liabilities:
Accounts payable, trade	$19,295	$—	$19,295
Borrowings under line of credit	8,653	—	8,653
Current maturities of long-term debt	216	—	216
Accrued liabilities	10,854	—	10,854
Accrued taxes and other liabilities	6,335	—	6,335

Total current liabilities	45,353	—	45,353
Long term liabilities	377	—	377

Total liabilities	45,730	—	45,730

Non-controlling interest	1,934	—	1,934

Stockholders’ equity:
Common stock	7	—	7
Additional paid-in capital	43,647	—	43,647
Treasury stock	(1)	—	(1)
Accumulated other comprehensive income	(6,315)	5,230	(1,085)
Accumulated deficit	(17,285)	(5,230)	(22,515)

Total stockholders’ equity	20,053	—	20,053

Total liabilities and stockholders’ equity	$67,717	$—	$67,717

Consolidated Statements of Operations and Comprehensive Income
(In Thousands, Except Per Share Amounts)

	Six Months Ended March 31, 2009
	As Originally		As
	Reported	Adjustment	Restated
Operating loss	$(2,110)	$—	$(2,110)

Interest income, net	15	—	15
Loss in valuation of derivative	—	(5,230)	(5,230)
Other income, net	1,946	—	1,946

Income (loss) before income taxes and non-controlling interest	(149)	—	(5,379)
(Benefit) provision for income taxes	(44)		(44)

Income (loss) before other items	(105)	—	(5,335)
Allocated income from equity investment	101	—	101
Non-controlling interest	28	—	28

Net loss	24	—	(5,206)
Other comprehensive income
Foreign currency translation adjustment	(40)	—	(40)
Valuation adjustment for equity position	(5,616)	5,230	(386)

Comprehensive loss	$(5,632)	$5,230	$(5,632)

Net income per share:
Basic	$0.00	$—	$(0.72)

Diluted	$0.00	$—	$(0.72)

Weighted average shares outstanding:
Basic	7,182	—	7,182

Diluted	7,182	—	7,182

Consolidated Statements of Cash Flows
(In Thousands)

	Six Months Ended March 31, 2009
	As Originally		As
	Reported	Adjustment	Restated
Cash flows from operating activities:
Net loss	$24	$(5,230)	$(5,206)
Adjustments to reconcile net income to net cash used by operations:
Depreciation and amortization	993	—	993
Gain on sale of services business	(2,000)		(2,000)
Allowances (recovery) for doubtful accounts, returns and inventory	(681)	—	(681)
Loss in valuation of derivative	—	5,230	5,230
(Gain) loss on disposal of assets	(42)	—	(42)
Allocated income from equity investment	(100)	—	(100)
Allocation of loss (income) to noncontrolling interest	(28)	—	(28)
Net change in operating assets and liabilities	4,816	—	4,816

Net cash provided by operating activities	$2,982	$—	$2,982

     On July 6, 2009, the Company determined to restate its financial statements as described above and intends to file a Form 8-K for Item 4.02 to promptly disclose such matter.